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                                  EXHIBIT 22.1

                       Subsidiaries of the Holding Company

1. Progressive Bank, N.A. of Wheeling, West Virginia, a national banking association with offices in Wheeling, Wellsburg, Moundsville and New Martinsville, West Virginia and Bellaire, Ohio.

2. Progressive Bank, N.A. - Buckhannon of Buckhannon, West Virginia, a national banking association with offices in Buckhannon and Weston, West Virginia.